FWD Group Holdings Limited
13/F, 14 Taikoo Wan Road
Taikoo Shing, Hong Kong SAR

December 20, 2021

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Susan Block and Erin Purnell

Re:	FWD Group Holdings Limited (CIK No. 0001857306) Registration Statement on Form F-1

Dear Ms. Block and Ms. Purnell

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), FWD Group Holdings Limited (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1 (File No. 333- 259742) together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed by the Company on September 23, 2021.

The Company is considering other alternatives and has determined not to proceed at this time with the offering and sale of the securities proposed to be covered by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Colin Diamond of White & Case LLP at 212 819 8754.

Sincerely,

FWD GROUP HOLDINGS LIMITED

/s/ Huynh Thanh Phong
Huynh Thanh Phong
Group Chief Executive Officer and Executive Director

cc: Colin Diamond, White & Case LLP